Exhibit (10)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 31 to Registration Statement No. 033-37439 on Form N-1A of our report dated May 24, 2013, relating to the financial statements and financial highlights of BIF Treasury Fund, BIF Government Securities Fund and BIF Money Fund, and relating to the financial statements and financial highlights of Master Treasury LLC, Master Government Securities LLC and Master Money LLC, appearing in each respective fund’s Annual Report on Form N-CSR for the year ended March 31, 2013. We also consent to the references to us under the headings “Financial Highlights” and “Fund and Service Providers” in the Prospectus and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

July 26, 2013